UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

KINROSS GOLD CORPORATION
(Exact Name of Company as Specified in its Charter)

Province of Ontario, Canada	98-0162236
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

25 York Street, 17th Floor Toronto, Ontario, Canada	M5J 2V5
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Shares	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:                N/A
(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:

N/A
(Title of class)

ITEM 1.  DESCRIPTION OF CORPORATION’S SECURITIES TO BE REGISTERED

This Form 8-A/A amends the Form 8-A12B previously filed by the Registrant on January 29, 2003, Registration No. 001-13382.  It amends and updates the description of the registered securities of the Registrant set forth in Form 8-A dated July 31, 2001, Registration No. 001-13382.

General

Kinross Gold Corporation’s (the “Corporation”) authorized capital consists of an unlimited number of Common Shares, with no par value (the “Common Shares”), and 311,933 Convertible Preferred Shares (the “Preferred Shares”).  There are no Preferred Shares outstanding.  Unless otherwise indicated, all dollar amounts contained in this Form 8-A/A are expressed in Canadian dollars.

Common Shares

Holders of Common Shares are entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class of shares are entitled to vote, and are entitled to one vote for each Common Share held on all votes taken at such meetings.  Holders of Common Shares do not have cumulative voting rights.  Subject to the rights of the holders of any other class or series of shares of the Corporation, the holders of Common Shares are entitled to receive equally, share for share, (i) all dividends declared by the directors, (ii) all property of the Corporation that is ever distributed to any of its shareholders (including without limitation on any final distribution) and (iii) any remaining property of the Corporation on dissolution.  Holders of Common Shares do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto.

The foregoing summary of certain characteristics of the Common Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Corporation’s Articles of Amalgamation, a copy of which is included as an exhibit to this form 8-A/A.

Common Stock Purchase Rights

On March 29, 2009 (the “Record Time”), the Board of Directors of the Corporation declared a distribution of one common share purchase right (a “Right”) for each outstanding Common Share of the Corporation, and similarly authorized the issuance of one Right (subject to adjustment) in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time (each as hereinafter defined).  Each Right entitles the registered holder, after the Separation Time and prior to the Expiration Time, to purchase from the Corporation one Common Share at a price of $90.00 (the “Exercise Price”), subject to adjustment.  The description and terms of the Rights are set forth in the Shareholder Rights Plan Agreement dated as of February 26, 2009 (the “Rights Agreement”), between the Corporation and Computershare Investor Services Inc., as Rights Agent (the “Rights Agent”), a copy of which has been previously filed and is incorporated herein by this reference.  See Item 2. Exhibits.

Until the earliest to occur of: (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (a “Person”) has become an Acquiring Person (as defined below); (ii) 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a Person of 20% or more of the outstanding Common Shares; (iii) ten days after a Permitted Bid or Competing Permitted Bid ceases to be such; and (iv) such other date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person  (the earliest of such dates being called the “Separation Time”), new Common Share certificates issued after the Record Time shall evidence one Right for each Common Share represented thereby and shall contain a notation incorporating the Rights Agreement by reference.  Until the earlier of the Separation Time and the Expiration Time, certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of such notation.

A Person who acquires beneficial ownership of 20% or more of the outstanding Common Shares is an “Acquiring Person”; provided, however, that the term Acquiring Person does not include a Person who acquires beneficial ownership of 20% or more of the Common Shares as a result or any combination of: (i) a reduction by the Corporation of the Common Shares by way of acquisition or redemption; (ii) an acquisition by way of a “Permitted Bid” (as defined under the Rights Agreement); (iii) a Pro Rata Acquisition (the exercise or conversion of rights granted pro rata to holders); or (iv) an “Exempt Acquisition” (as defined under the Rights Agreement).  Notwithstanding the foregoing, if a Person becomes an owner of 20% or more of the outstanding Common Shares under one or more of the foregoing provisions and thereafter becomes the owner of 1% of the outstanding Common Shares other than through the foregoing provisions, they shall be an Acquiring Person.

The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with Common Shares.  Until the Separation Time (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Time, even without a notation incorporating the Rights Agreement by reference, will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.  As soon as practicable following the Separation Time, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Shares as of the Separation Time and such separate Right Certificates alone will evidence the Rights.  Additionally, such holders will also receive a disclosure statement describing the Rights.

The Rights are not exercisable until the Separation Time.  The Rights will expire upon the termination of the annual meeting of the Corporation in the year 2012 and 2015 (the “Expiration Time”), unless the Rights Plan is reconfirmed by the shareholders at those meetings or unless the Rights are earlier redeemed by the Corporation, in each case as described below.

In the event of a stock dividend on, or a subdivision, consolidation or reclassification of, the Common Shares after the Record Time and prior to the Expiration Time, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date of any of the foregoing shall occur after the Separation Time, the securities purchasable upon exercise of Rights, are subject to adjustment from time to time to prevent dilution.

The Exercise Price is also subject to adjustment if at any time after the Record Time and prior to the Separation Time the Corporation shall (i) fix a record date for the making of a distribution to all holders of the Common Shares of certain rights or warrants entitling them to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the Market Price per Common Share on such record date, or (ii) fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).  The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right.

With certain exceptions, no adjustment to the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1% of such Exercise Price.  No fractional Rights, or fractional Common Shares issuable upon exercise of Rights, shall be issued or certificates representing such fractional Rights or Common Shares.  In lieu of issuing fractional Common Shares or Rights, an adjustment in cash will be made based on the 20-day average closing price of the Common Shares.

In the event that any person becomes an Acquiring Person prior to the Expiration Time, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise of the Right that number of Common Shares having an aggregate market value on the date of consummation or occurrence of such event equal to two times the Exercise Price of the Right.  Under certain circumstances, the Board of Directors may, and where required, with the prior consent of the independent holders of Common Shares, waive the above-described increase in value of the Rights that would otherwise occur upon a person becoming an Acquiring Person.

At any time prior to a Person becoming an Acquiring Person, the Board of Directors may, with the prior consent of the independent holders of Common Shares or Rights, elect to redeem the Rights in whole, but not in part, at a price of $0.00001 per Right, subject to adjustment pursuant to the terms of the Rights Agreement (the “Redemption Price”).  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Notwithstanding any provision in the Rights Agreement to the contrary, the terms of the Rights Agreement may be amended by the Board of Directors of the Corporation without the consent of the holders of the Rights; provided, however, that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects.  The Rights will cause substantial dilution to a Person that acquires 20% or more of the Common Shares other than by way of an Exempt Transaction.  The purpose of the Rights is to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation.

A copy of the Rights Agreement has been previously filed.  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement as amended, which is hereby incorporated herein by this reference.

Preferred Shares

The Corporation does not currently have outstanding Preferred Shares.

As set forth in the Corporation’s Articles, Preferred Shares are entitled to receive fixed, cumulative, preferential cash dividends as and when declared by the directors of the Corporation at an annual rate of $0.80 per share, payable in equal quarterly installments on the first day of January, April, July, and October in each year.  Holders of Preferred Shares are not entitled to any dividends in excess of the fixed, cumulative, preferential cash dividends.  Holders of Preferred Shares are entitled at any time to convert all or any part of their Preferred Shares into Common Shares on the basis of 8.2555 Common Shares for each Preferred Share, subject to usual anti-dilution adjustments, including, without limitation, stock dividends, stock splits, consolidations or other recapitalizations of the Corporation.  Any dividends that are accrued but unpaid at the time of conversion shall be paid or an adjustment made by the Corporation.

The Corporation may at any time redeem all or any part of the Preferred Shares at a price of $10.00 per share, together with an amount equal to all dividends accrued and unpaid thereon, whether or not declared, up to and including the date of redemption (collectively, the “Redemption Price”).  In case only a part of the Preferred Shares are to be redeemed, the Preferred Shares to be redeemed shall be selected by lot or, if the directors of the Corporation so determine, on a pro rata basis.

Holders of Preferred Shares are entitled to require the Corporation to redeem all or any part of their Preferred Shares at a price equal to the Redemption Price.  So long as any Preferred Shares are outstanding, the Corporation will not be permitted, without the approval of holders of Preferred Shares, to declare or pay dividends on or redeem, purchase for cancellation or otherwise retire shares of the Corporation ranking junior to the Preferred Shares unless all dividends on the Preferred Shares have been paid and, after giving effect to such payment, the Corporation would still be in a legal position to redeem all of the Preferred Shares then outstanding.  Holders of Preferred Shares are not entitled (except as required by law) to receive notice of or to attend or vote at any meeting of shareholders of the Corporation.  Any matter submitted to the holders of Preferred Shares must be approved by the affirmative vote of the holders of two-thirds of the votes cast at a meeting, at which a quorum is present or by the written consent of the holders of two-thirds of the outstanding Preferred Shares.  In the event of the liquidation, dissolution, or winding-up of the Corporation, holders of Preferred Shares are entitled to receive an amount equal to the Redemption Price in preference to any amount distributed to the holders of Common Shares.

The foregoing summary of certain characteristics of the Preferred Shares does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Corporation’s Articles of Amalgamation, a copy of which is included as an exhibit to this form 8-A/A.

Exchange Controls and Other Limitations Affecting Security Holders

Capital.  There are no governmental laws, decrees, or resolutions in Canada, other than withholding taxes, restricting the remittance of interest, dividends, or other payments to non-resident holders of Common Shares of the Company.  See “Taxation of U.S. Holders” below for a discussion of the Canadian withholding tax applicable to such payments.

Control.  The acquisition of control of the Company, a Canadian business, by non-Canadians is subject to the Investment Canada Act (the “Act”).

The term “non-Canadian” is defined in the Act as an individual, a government or government agency, or an entity that is not Canadian.  The Act contains certain rules for determining whether a corporation or other entity is Canadian or non-Canadian.

Any non-Canadian, as defined in the Act, proposing to acquire control of the Company through:

(i)           the acquisition of a majority of its voting shares;

(ii)          the acquisition of one-third or more of its voting shares unless it can be established that, on the acquisition, the Company is not controlled in fact by the acquiror through the ownership of voting shares; or

(iii)         the acquisition of all or substantially all of the assets of the Company;

must give notice of the investment in prescribed form to the Investment Review Division of Industry Canada, a department of the Canadian government, and if certain monetary thresholds are exceeded, may be required to obtain approval from the Minister of Industry pursuant to the statutorily prescribed review procedure prior to implementation of such acquisition.  The monetary review thresholds are higher if the Investor is a “WTO” investor as defined in the Act.

The Act states that if an acquisition is made in contravention of the Act, a court may make an order providing for certain civil penalties including requiring any acquiror to divest of the shares or assets of the Company.

The Act also provides for criminal penalties in the event of the provision of false information.

Except as described above, statutes in Canada and the province of Ontario and the charter documents of the Company do not restrict the rights of non-Canadians to hold or vote the Common Shares of the Company.

Taxation of U.S. Holders

Dividends paid or credited, or deemed to be paid or credited, on shares beneficially owned by a holder that is not, and is not deemed to be, a resident of Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”) (such a holder, a “U.S. Holder”) are subject to Canadian withholding tax.  The rate of Canadian withholding tax on dividends under the Tax Act is 25%.  However, Article X of the reciprocal tax treaty between Canada and the United States of America (the “Treaty”) limits the rate of withholding tax to 15% if the beneficial owner of the dividends is a resident of the United States for purposes of, and is entitled to benefits in accordance with the provisions of, the Treaty (a “Treaty Resident”).  The rate of withholding tax is further limited to 5% under the Treaty if the beneficial owner of the dividends is a Treaty Resident that is a United States company which owns at least 10% of the voting stock of the Company.

If the U.S. Resident beneficial owner of the dividends carries on business in Canada, and the Common Shares in respect of which the dividends are paid are used or held or deemed to be used or held in the business, the dividends are taxable in Canada as business income at rates which may exceed the above-mentioned withholding rates.  However, under the provisions of the Treaty, a beneficial owner of dividends that is a Treaty Resident shall only be subject to tax thereon as business income if the Common Shares in respect of which the dividends are paid are effectively connected to a permanent establishment in Canada through which the business is carried on.  Under the Treaty, Canada is permitted to apply its domestic law rules for differentiating dividends from interest and other disbursements.

A gain realized on the disposition of Common Shares by a U.S. Resident will not be subject to tax under the Tax Act unless the Common Shares held by the U.S. Resident are “taxable Canadian property” to the U.S. resident for purposes of the Tax Act.  In general, the Common Shares will be “taxable Canadian property” to a U.S. Resident at a particular time if (A) they are then used or held by the U.S. Resident in a business carried on in Canada, or (B) provided the Common Shares are listed at that time on a designated stock exchange (which includes the Exchange), at any time during the 60-month period that ends at that time (1) the U.S. Resident, persons with whom the U.S. Resident does not deal with at arm’s length, or the U.S. Resident together with all such persons, has owned 25% or more of the issued shares of any class or series of the capital stock of the Company and (2) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.  If the Common Shares do constitute “taxable Canadian property” to a Treaty Resident, relief may be available under the Treaty.  In general, under the provisions of Treaty, a gain realized by a Treaty Resident from the alienation of Common Shares will be exempt from tax in Canada if the Common Shares are not property forming part of the business property of a permanent establishment which the Treaty Resident has or had in Canada, and if the value of the shares of the Company was not principally derived from real property (which includes rights to explore for or to exploit mineral deposits) situated in Canada.

The foregoing discussion concerning exchange controls and taxation of U.S. security holders is a brief summary of current laws and regulations related thereto.  The discussion is intended solely for general information and does not make specific representations to any security holder.  A security holder’s particular situation may be such that some variation of the basic rules is applicable to him or her.  In addition, such laws and regulations have been revised from time to time and may be changed again at any time in the future.  Accordingly, security holders are encouraged to consult with competent tax advisors or counsel in connection with any purchase or sale of the Common Shares.

ITEM 2.  EXHIBITS

The following exhibits are filed as part of this Registration Statement on Form 8-A/A.

Exhibit Number	SEC Reference Number	Title of Document	Location

Item 3.
3.1	1	Articles of Amalgamation dated January 1, 2011	This Filing
3.2	2	Amended and Restated By-Law No. 1	This Filing

Item 4.
4.1	1	Shareholder Rights Plan Agreement, dated February 26, 2009, between Kinross Gold Corporation and Computershare Investment Services Inc.	Previously filed(1)

(1)	The Shareholder Rights Plan Agreement dated February 26, 2009 was filed as Exhibit 99.2 to Registrant’s report on Form 6-K filed March 3, 2009 and is incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: April 10, 2012	KINROSS GOLD CORPORATION

	By	/s/ SHELLEY RILEY
Shelley Riley, Vice President, Office Services and Corporate Secretary